Diane J. Harrison, Esq.
6860 Gulfport Blvd. S. No. 162
S. Pasadena, FL 33707
Phone/Fax: (727) 368-4448
E-mail: HarrisonDJEsq@tampabay.rr.com

March 13, 2006

Mr. Jeffrey P. Riedler, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 06010
100 F Street, NE
Washington D.C., 20549

Re: Avalon Development Enterprises, Inc.
Second Amendment to Registration Statement on Form SB-2
File No. 333-130937
Filed: March 13, 2006

Dear Mr. Riedler:

The table below contains Avalon Development Enterprises, Inc.’s (“the Company’s”)  responses to the SEC’s Comment Letter dated March 2, 2006.  On behalf of the Company, on March 13, 2006, I transmitted via EDGAR the Company’s Second Amendment to Registration Statement on Form SB-2.  Furthermore, to facilitate your review, the Company also transmitted via EDGAR a “.pdf” version of the “red-lined” document which clearly shows each and every change: deleted text (“~~blue strike-out text~~”), inserted text (“red text”), and moved text (“yellow”).

General
1	Revisions made in accordance with your comment.
2	Revision made in accordance with your comment.
3	Revision made in accordance with your comment.
Prospectus Cover Page
4	Revision made in accordance with your comment. The exact price has been inserted.
5	Revision made in accordance with your comment. A specific time period is now clear.
Risk Factors
10	We were unsure if this comment was applicable as there is a numerically ordered number 10 under (3) We Have Generated.....
11	We were unsure if this comment was applicable as there is a numerically ordered number 11 under (3) We Have Generated.....
(1) Our Failure to Raise Additional Capital Will Significantly Limit Our Ability to Conduct Property Acquisitions. Page 2
6.	Revisions made in accordance with your comment.
7.	Revision made in accordance with your comment.
8.	Revisions made in accordance with your comment.
(2) We many not be able to fully implement our business plan due to our limited experience in commercial building maintenance and cleaning. Page 2
9.	Revisions made in accordance with your comment.
(3) We have generated minimal profits since inception . . .. Page 2
10.	Revision made in accordance with your comment.
11.	Revisions made in accordance with your comment.
12.	Additional disclosure made in accordance with your comment.
13.	Additional disclosure made in accordance with your comment.
(5) Our Competitors Have Greater Financial Resources than We Do and If We Are Unable to Compete Effectively with Our Competitors, We Will Not Be Able to Increase Revenues or Generate Profits. Page 2
14.	Revisions made in accordance with your comment.
15.	Revisions made in accordance with your comment.
(6) There Are Critical Relationships . . . .. Pages 2-3
16.	Additional disclosure made in accordance with your comment.
17.	Revision made in accordance with your comment.
18.	Revision made in accordance with your comment.
19.	Additional disclosure made in accordance with your comment.
Plan of Distribution, pages 13-15
20.	Additional disclosure made in accordance with your comment naming Mr. Godels as an underwriter.
Description of Business, pages 15-19
21.	Revision made in accordance with your comment.
22.	Revision made in accordance with your comment.
23.	Revision made in accordance with your comment.
24.	Revision made in accordance with your comment.
25.	Revision made in accordance with your comment.
26.	Revision made in accordance with your comment.
27.	Revision made in accordance with your comment.
28	Revision made in accordance with your comment.
29	Revision made in accordance with your comment.
30	Revision made in accordance with your comment.
31	Revision made in accordance with your comment.
Certain Relationships and Related Transactions, page 19
32	Revision made in accordance with your comment.
33	Revision made in accordance with your comment.
Management’s Discussion and Analysis of Financial Condition and Plan of Operations, pages 20-26
Management’s Discussion and Analysis of Financial Condition, page 20
Results of Operations, page 22
General, page 22
34	.Revision made in accordance with your comment.
Results of Operations for the Years Ended December 31, 2005, page 22
35	Revision made in accordance with your comment.
Liquidity and Capital Resources, page 25
36	Additional disclosure made in accordance with your comment.
37	Additional disclosure made in accordance with your comment.
Security Ownership of Certain Beneficial Owners and Management, page 31
38.	Revised both Table 5.0 Selling Security Holders and Table 9.0 Beneficial Ownership as required.
Financial Statements - December 31, 2005
Statement of Operations, page F-4
39	Revision made in accordance with your comment.
Note F - Earnings per Common Share, page F-8
40	Revision made in accordance with your comment by our Accountant.
Financial Statements - December 31, 2004
Notes to the Financial Statements, December 31, 2004, page F-14
41	Revision made in accordance with your comment by our Accountant.

Should you have any questions or comments, please do not hesitate to e-mail me via <HarrisonDJEsq@tampabay.rr.com> or call me at (727) 368-4448.

Sincerely,

/s/ DIANE J. HARRISON
Diane J. Harrison, Esq.

Enclosures (4)
1. Avalon Development Enterprises, Inc. SB-2/A-2
2. Adobe Acrobat (.pdf) Avalon Development Enterprises, Inc. SB-2/A-2 Red-lined
3. Exhibit 5.2: Opinion Regarding Legality and Consent of Counsel: by Diane J. Harrison, Esq.
4. Exhibit 23.2: Consent of Experts and Counsel: Independent Auditor's Consent by Randall N. Drake, C.P.A.